CUSIP NO. 05105P107	13D	Page 1 of 19 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Augmedix, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05105P107

(CUSIP Number)

Matthew C. Bonner

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 05105P107	13D	Page 2 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM VI, L.P. (“DCM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
269,490 shares underlying warrants to purchase common stock held by DCM VI, except that DCM Investment Management VI, L.P. (“DGP VI”), the general partner of DCM VI, and DCM International VI, Ltd. (“UGP VI”), the general partner of DGP VI, may be deemed to have sole power to vote these shares, and F. Hurst Lin (“Lin”) and Matthew C. Bonner (“Bonner”), the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
269,490 shares underlying warrants to purchase common stock held by DCM VI, except that DGP VI, the general partner of DCM VI, and UGP VI, the general partner of DGP VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	269,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 3 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management VI, L.P. (“DGP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

269,490 shares underlying warrants to purchase common stock held by DCM VI, all of which are directly owned by DCM VI. DGP VI, the general partner of DCM VI, may be deemed to have sole power to vote these shares, except that UGP VI, the general partner of DGP VI, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
269,490 shares underlying warrants to purchase common stock held by DCM VI, all of which are directly owned by DCM VI. DGP VI, the general partner of DCM VI, may be deemed to have sole power to dispose of these shares, except that UGP VI, the general partner of DGP VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	269,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 4 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International VI, Ltd. (“UGP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

269,490 shares underlying warrants to purchase common stock held by DCM VI, all of which are directly owned by DCM VI. UGP VI is the general partner of DGP VI, the general partner of DCM VI, and may be deemed to have sole power to vote these shares, except DGP VI, the general partner of DCM VI, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

269,490 shares underlying warrants to purchase common stock held by DCM VI, all of which are directly owned by DCM VI. UGP VI is the general partner of DGP VI, the general partner of DCM VI, and may be deemed to have sole power to dispose of these shares, except DGP VI, the general partner of DCM VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	269,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 05105P107	13D	Page 5 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-Fund, L.P. (“A-Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 common shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 common shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 6 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-Fund Investment Management, L.P. (“A-Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 common shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 common shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 7 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-Fund International, Ltd. (“A-Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 common shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 common shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 05105P107	13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON	F. Hurst Lin (“Lin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER

269,490 shares underlying warrants to purchase common stock held by DCM VI, all of which are directly owned by DCM VI. Lin is a director of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER

269,490 shares underlying warrants to purchase common stock held by DCM VI, all of which are directly owned by DCM VI. Lin is a director of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	269,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 05105P107	13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON	Matthew C. Bonner (“Bonner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER

269,490 shares underlying warrants to purchase common stock held by DCM VI, all of which are directly owned by DCM VI. Bonner is a director of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER

269,490 shares underlying warrants to purchase common stock held by DCM VI, all of which are directly owned by DCM VI. Bonner is a director of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	269,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 05105P107	13D	Page 10 of 19 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 7 supplements and amends the Schedule 13D that was originally filed on October 5, 2020 as amended by Amendment No. 1 filed on October 28, 2021, Amendment No. 2 filed on January 26, 2023, Amendment No. 3 filed on November 3, 2023, Amendment No. 4 filed on December 29, 2023, Amendment No. 5 filed on January 11, 2024 and Amendment No. 6 filed on January 30, 2024 (the “Original Schedule 13D”). This Amendment No. 7 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Augmedix, Inc., a Delaware corporation (the “Company”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 7 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 1161 Mission Street, Suite LL, San Francisco, California, 94103.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM VI, L.P., a Cayman Islands exempted limited partnership (“DCM VI”), (ii) A-Fund, L.P., a Cayman Islands exempted limited partnership (“A-Fund”), (iii) DCM Investment Management VI, L.P., a Cayman Islands exempted limited partnership (“DGP VI”), (iv) DCM International VI, Ltd., a Cayman Islands exempted company (“UGP VI”), (v) A-Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“A-Fund DGP”), (vi) A-Fund International, Ltd., a Cayman Islands exempted company (“A-Fund UGP”), and (vii) F. Hurst Lin (“Lin”), a citizen of the United States, and (viii) Matthew C. Bonner (“Bonner”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

DCM VI and A-Fund are venture capital funds. DGP VI is the general partner of DCM VI and UGP VI is the general partner of DGP VI. A-Fund DGP is the general partner of A-Fund and A-Fund UGP is the general partner of A-Fund DGP. Lin and Bonner are the directors of each of UGP VI and A-Fund UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

On October 5, 2020, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 5, 2020 (the “Merger Agreement”), by and among Malo Holdings Corporation, a Delaware corporation (the “Parent”), August Acquisition Corp., a Delaware corporation (the “Acquisition Subsidiary”), and Augmedix, Inc., a privately held Delaware corporation ("Augmedix"), the Acquisition Subsidiary merged with and into Augmedix and the separate corporate existence of the Acquisition Subsidiary ceased, and the Company continued as the surviving corporation in the Merger (the “Merger”). As a result of the Merger, all of the outstanding shares of stock of Augmedix held by accredited investors were converted into shares of the Company's common stock. All of the outstanding warrants, options and stock appreciation rights of Augmedix were assumed by the Company. The foregoing description of the Merger and the Merger Agreement is intended as a summary only and is qualified in their entirety by reference to the Merger Agreement, which is filed with the Securities and Exchange Commission as as Exhibit 2.1 to the Company’s Form 8-K filed on October 9, 2020 and is incorporated herein by reference.

At the time the certificate of merger reflecting the Merger was filed with the Secretary of State of Delaware (the “Effective Time”), each of Augmedix’s shares of capital stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive (a)  0.420864013 shares of the Company’s common stock (the “Common Share Conversion Ratio”) (in the case of shares held by accredited investors) or (b) $3.00 multiplied by the Common Share Conversion Ratio (in the case of shares held by unaccredited investors and those with an entitlement to shares of Augmedix’s capital stock), with the maximum number of shares of Company’s common stock issuable to the former holders of Augmedix’s capital stock equal to 15,458,133 after adjustments due to rounding for fractional shares.

CUSIP NO. 05105P107	13D	Page 11 of 19 Pages

In March 2018, DCM VI purchased in a private placement a convertible promissory note in the amount of $658,613 at an interest rate 6% per annum.

In May 2018, DCM VI entered into a Series B Preferred Stock Purchase Agreement with Augmedix to acquire an aggregate of 1,540,245 shares of Series B convertible preferred stock for an aggregate purchase price of $1,841,386.00.

In October 2018, DCM VI entered into a Series A Preferred Stock Purchase Agreement with Augmedix to acquire an aggregate of 16,666,665 shares of Series A convertible preferred stock (before giving effect to a 10-for-1 reverse stock split in March 2019) for a purchase price of $0.20 per share, an aggregate purchase price of $3,333,333.00.

In August 2019, DCM VI purchased in a private placement a convertible promissory note in the amount of $953,078 at an interest of 6% per annum.

In September 2019, DCM VI entered into a 2019 Series B Preferred Stock and Warrant Purchase Agreement dated September 3, 2019 with Augmedix to acquire an aggregate of 2,031,992 shares of 2019 Series B convertible preferred stock for an aggregate purchase price of $2,354,543.

On October 5, 2020, DCM VI entered into a Subscription Agreement pursuant to which DCM VI acquired from the Company in an initial closing of a private placement offering an aggregate of 666,667 shares of common stock for a purchase price of $3.00 per share, or $2,000,001.00 in the aggregate.

In connection with the Merger, DCM VI received 3,064,751 shares of common stock of the Company in exchange for its Series A Preferred Stock and Series B Preferred Stock of Augmedix.

In connection with the Merger, A-Fund received 20,007 shares of common stock of the Company in exchange for its Series A Preferred Stock and Series B Preferred Stock of Augmedix.

In connection with the Merger, DCM VI received 269,490 shares of common stock of the Company in exchange for warrants assumed in the Merger.

On October 28, 2021, DCM VI entered into a Subscription Agreement to which DCM VI acquired from the Company in an initial closing of a private placement offering an aggregate of 437,500 shares of common stock for a purchase price of $4.00 per share, or $1,750,000.00 in the aggregate.

On December 11, 2023, DCM VI sold 36,839 shares of common stock of the Company at a price of $5.6988 per share, or $209,938.09 in the aggregate, in an open market sale.

On December 12, 2023, DCM VI sold 28,449 shares of common stock of the Company at a price of $5.5396 per share, or $157,596.08 in the aggregate, in an open market sale.

On December 13, 2023, DCM VI sold 60,267 shares of common stock of the Company at a price of $5.5506 per share, or $334,518.01 in the aggregate, in an open market sale.

On December 14, 2023, DCM VI sold 51,891 shares of common stock of the Company at a price of $5.6382 per share, or $292,571.84 in the aggregate, in an open market sale.

On December 15, 2023, DCM VI sold 26,861 shares of common stock of the Company at a price of $5.5878 per share, or $150,093.90 in the aggregate, in an open market sale.

CUSIP NO. 05105P107	13D	Page 12 of 19 Pages

On December 18, 2023, DCM VI sold 19,766 shares of common stock of the Company at a price of $5.7067 per share, or $112,798.63 in the aggregate, in an open market sale.

On December 19, 2023, DCM VI sold 52,502 shares of common stock of the Company at a price of $5.8250 per share, or $305,824.15 in the aggregate, in an open market sale.

On December 20, 2023, DCM VI sold 27,251 shares of common stock of the Company at a price of $5.8795 per share, or $160,222.25 in the aggregate, in an open market sale.

On December 21, 2023, DCM VI sold 48,655 shares of common stock of the Company at a price of $5.9146 per share, or $287,774.86 in the aggregate, in an open market sale.

On December 22, 2023, DCM VI sold 35,161 shares of common stock of the Company at a price of $5.7718 per share, or $202,942.26 in the aggregate, in an open market sale.

On December 26, 2023, DCM VI sold 30,398 shares of common stock of the Company at a price of $5.8041 per share, or $176,433.03 in the aggregate, in an open market sale.

On December 27, 2023, DCM VI sold 22,402 shares of common stock of the Company at a price of $5.8860 per share, or $131,858.17 in the aggregate, in an open market sale.

On December 28, 2023, DCM VI sold 17,342 shares of common stock of the Company at a price of $5.8332 per share, or $101,159.35 in the aggregate, in an open market sale.

On December 29, 2023, DCM VI sold 15,496 shares of common stock of the Company at a price of $5.7576 per share, or $89,219.77 in the aggregate, in an open market sale.

On January 2, 2024, DCM VI sold 129,850 shares of common stock of the Company at a price of $5.9425 per share, or $771,633.63 in the aggregate, in an open market sale.

On December 11, 2023, A-Fund sold 177 shares of common stock of the Company at a price of $5.6988 per share, or $1,008.69 in the aggregate, in an open market sale.

On December 12, 2023, A-Fund sold 137 shares of common stock of the Company at a price of $5.5396 per share, or $758.93 in the aggregate, in an open market sale.

On December 13, 2023, A-Fund sold 289 shares of common stock of the Company at a price of $5.5506 per share, or $1,604 in the aggregate, in an open market sale.

On December 14, 2023, A-Fund sold 249 shares of common stock of the Company at a price of $5.6382 per share, or $1,403.91 in the aggregate, in an open market sale.

On December 15, 2023, A-Fund sold 129 shares of common stock of the Company at a price of $5.5878 per share, or $720.83 in the aggregate, in an open market sale.

On December 18, 2023, A-Fund sold 95 shares of common stock of the Company at a price of $5.7067 per share, or $542.14 in the aggregate, in an open market sale.

On December 19, 2023, A-Fund sold 252 shares of common stock of the Company at a price of $5.8250 per share, or $1,467.90 in the aggregate, in an open market sale.

On December 20, 2023, A-Fund sold 131 shares of common stock of the Company at a price of $5.8795 per share, or $770.21 in the aggregate, in an open market sale.

On December 21, 2023, A-Fund sold 234 shares of common stock of the Company at a price of $5.9146 per share, or $1,384.02 in the aggregate, in an open market sale.

CUSIP NO. 05105P107	13D	Page 13 of 19 Pages

On December 22, 2023, A-Fund sold 169 shares of common stock of the Company at a price of $5.7718 per share, or $975.43 in the aggregate, in an open market sale.

On December 26, 2023, A-Fund sold 146 shares of common stock of the Company at a price of $5.8041 per share, or $847.40 in the aggregate, in an open market sale.

On December 27, 2023, A-Fund sold 108 shares of common stock of the Company at a price of $5.8860 per share, or $635.69 in the aggregate, in an open market sale.

On December 28, 2023, A-Fund sold 83 shares of common stock of the Company at a price of $5.8332 per share, or $484.16 in the aggregate, in an open market sale.

On December 29, 2023, A-Fund sold 74 shares of common stock of the Company at a price of $5.7576 per share, or $426.06 in the aggregate, in an open market sale.

On January 2, 2024, A-Fund sold 17,734 shares of common stock of the Company at a price of $5.9425 per share, or $105,384.30 in the aggregate, in an open market sale.

On January 3, 2024, DCM VI sold 40,766 shares of common stock of the Company at a price of $5.7162 per share, or $233,026.61 in the aggregate, in an open market sale.

On January 4, 2024, DCM VI sold 89,763 shares of common stock of the Company at a price of $5.7190 per share, or $513,354.60 in the aggregate, in an open market sale.

On January 5, 2024, DCM VI sold 32,403 shares of common stock of the Company at a price of $5.5742 per share, or $180,620.80 in the aggregate, in an open market sale.

On January 8, 2024, DCM VI sold 31,315 shares of common stock of the Company at a price of $5.4346 per share, or $170,184.50 in the aggregate, in an open market sale.

On January 9, 2024, DCM VI sold 32,750 shares of common stock of the Company at a price of $5.4587 per share, or $178,772.43 in the aggregate, in an open market sale.

On January 10, 2024, DCM VI sold 19,418 shares of common stock of the Company at a price of $5.2426 per share, or $101,800.81 in the aggregate, in an open market sale.

On January 11, 2024, DCM VI sold 56,367 shares of common stock of the Company at a price of $5.1337 per share, or $289,371.27 in the aggregate, in an open market sale.

On January 12, 2024, DCM VI sold 64,855 shares of common stock of the Company at a price of $5.1125 per share, or $331,571.19 in the aggregate, in an open market sale.

On January 16, 2024, DCM VI sold 71,308 shares of common stock of the Company at a price of $5.0563 per share, or $360,554.64 in the aggregate, in an open market sale.

On January 17, 2024, DCM VI sold 600 shares of common stock of the Company at a price of $5.0000 per share, or $3,000.00 in the aggregate, in an open market sale.

On January 18, 2024, DCM VI sold 1,458 shares of common stock of the Company at a price of $5.0045 per share, or $7,296.56 in the aggregate, in an open market sale.

On January 19, 2024, DCM VI sold 579 shares of common stock of the Company at a price of $5.0035 per share, or $2,897.03 in the aggregate, in an open market sale.

On January 22, 2024, DCM VI sold 703 shares of common stock of the Company at a price of $5.0028 per share, or $3,516.97 in the aggregate, in an open market sale.

CUSIP NO. 05105P107	13D	Page 14 of 19 Pages

On January 23, 2024, DCM VI sold 39,631 shares of common stock of the Company at a price of $4.9306 per share, or $195,404.61 in the aggregate, in an open market sale.

On January 24, 2024, DCM VI sold 25,348 shares of common stock of the Company at a price of $4.8771 per share, or $123,624.73 in the aggregate, in an open market sale.

On January 25, 2024, DCM VI sold 69,599 shares of common stock of the Company at a price of $4.5947 per share, or $319,786.53 in the aggregate, in an open market sale.

On January 26, 2024, DCM VI sold 42,067 shares of common stock of the Company at a price of $4.4982 per share, or $189,225.78 in the aggregate, in an open market sale.

On January 29, 2024, DCM VI sold 47,213 shares of common stock of the Company at a price of $4.6607 per share, or $220,045.63 in the aggregate, in an open market sale.

On January 30, 2024, DCM VI sold 28,311 shares of common stock of the Company at a price of $4.6017 per share, or $130,278.73 in the aggregate, in an open market sale.

On January 31, 2024, DCM VI sold 28,162 shares of common stock of the Company at a price of $4.4594 per share, or $125,585.62 in the aggregate, in an open market sale.

On February 1, 2024, DCM VI sold 36,173 shares of common stock of the Company at a price of $4.5128 per share, or $163,241.51 in the aggregate, in an open market sale.

On February 2, 2024, DCM VI sold 26,934 shares of common stock of the Company at a price of $4.3956 per share, or $118,391.09 in the aggregate, in an open market sale.

On February 5, 2024, DCM VI sold 14,983 shares of common stock of the Company at a price of $4.3761 per share, or $65,567.11 in the aggregate, in an open market sale.

On February 6, 2024, DCM VI sold 29,834 shares of common stock of the Company at a price of $4.3798 per share, or $130,666.95 in the aggregate, in an open market sale.

On February 7, 2024, DCM VI sold 31,465 shares of common stock of the Company at a price of $4.3849 per share, or $137,970.88 in the aggregate, in an open market sale.

On February 8, 2024, DCM VI sold 100 shares of common stock of the Company at a price of $4.3700 per share, or $437.00 in the aggregate, in an open market sale.

On February 12, 2024, DCM VI sold 20,833 shares of common stock of the Company at a price of $4.4740 per share, or $93,206.84 in the aggregate, in an open market sale.

On February 13, 2024, DCM VI sold 47,773 shares of common stock of the Company at a price of $4.5789 per share, or $218,747.79 in the aggregate, in an open market sale.

On February 14, 2024, DCM VI sold 9,978 shares of common stock of the Company at a price of $4.5463 per share, or $45,362.98 in the aggregate, in an open market sale.

On February 14, 2024, DCM VI sold 2,625,099 shares of common stock of the Company at a price of $4.2900 per share, or $ 11,261,674.71 in the aggregate, in a block trade.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. 05105P107	13D	Page 15 of 19 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The shares of the Company’s common stock acquired by the Reporting Persons in the Merger (described in Item 3 above) were acquired solely for investment purposes. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes in the ordinary course of business. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement dated as of October 5, 2020, by and among the Company, DCM VI and certain other parties thereto.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. The percentage listed in Row 11 for each Reporting Person was calculated based upon 48,555,216 outstanding shares of common stock outstanding as disclosed by the Company in its Prospectus Supplement filed on November 17, 2023.

(c)        Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Company during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of DCM VI, A-Fund, DGP VI, A-Fund DGP and the amended and restated articles of memorandum and association of UGP VI and A-Fund UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

(e)       Not applicable.

CUSIP NO. 05105P107	13D	Page 16 of 19 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with the acquisition of common stock of the Company, DCM VI and certain other investors entered into a Subscription Agreement and a Registration Rights Agreement dated as of October 5, 2020, entitling such parties to the registration of their shares, including demand registration rights, Form S-4 or Form S-8 registration rights, deferral of registration, and piggyback registration filed with the Securities and Exchange Commission as Exhibit 10.9 and Exhibit 10.8 to the Company’s Form 8-K filed on October 9, 2020 and are incorporated herein by reference, respectively.

On October 25, 2021, certain of the Reporting Persons and certain other investors entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which certain of the Reporting Persons agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of or hedge any shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) held by each of them during the period commencing upon the date of the lock-up agreements until the date that is 90 days after the date of the Prospectus, except with the prior written consent of the representatives.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney (incorporated by reference to the Schedule 13D that was originally filed by the Reporting Persons on October 5, 2020)

EXHIBIT 10.8	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.8 of the Company’s Form 8-K filed on October 9, 2020).
EXHIBIT 10.9	Form of Subscription Agreement (incorporated by reference to Exhibit 10.9 of the Company’s Form 8-K filed on October 9, 2020).
EXHIBIT 10.1	Lock-Up Agreement, dated February 22, 2021, by and between Augmedix, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 26, 2021).

CUSIP NO. 05105P107	13D	Page 17 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 26, 2024

DCM VI, L.P.

By: DCM Investment Management VI, L.P.
Its General Partner

By: DCM International VI, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM International VI, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International VI, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

A-FUND, L.P.

By: A-FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

A-FUND INVESTMENT MANAGEMENT, L.P.

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 05105P107	13D	Page 18 of 19 Pages

A-FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

F. HURST LIN

/s/ F. Hurst Lin
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

/s/ Matthew C. Bonner
Matthew C. Bonner

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 05105P107	13D	Page 19 of 19 Pages

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Augmedix, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.